UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF EXHIBIT 99.1 OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.
On January 13, 2016, Ellomay Capital Ltd. (NYSE MKT, TASE: ELLO) (“Ellomay” or the “Company”) issued a Press Release titled: “Ellomay Capital Announces the Filing of a Motion to Amend the Petition for Approval of a Derivative Action on behalf of Dorad Energy”. The text of the Press Release is attached hereto and incorporated by reference as Exhibit 99.1.

2.
The Company announces that it entered into a market making agreement (the “Agreement”) with Excellence Nessuah Brokerage Services Ltd. ("Excellence"), for the purpose of market making in the Company’s ordinary shares on the Tel Aviv Stock Exchange Ltd. (the “TASE”), replacing its former market making agreement with Israel Brokerage & Investments – I.B.I Ltd.

Pursuant to the Agreement, Excellence will make a market for the Company’s ordinary shares in accordance with the rules, regulations and instructions of the TASE and the resolutions of the TASE board of directors. The initial term of the market making agreement is one year, automatically renewed for additional one year periods, subject to certain customary termination rights as set forth in the Agreement.

Following receipt of the requisite TASE approval, Excellence shall commence its market making activities in the Company’s ordinary shares on February 1, 2016.

Exhibits

Exhibit 99.1.        Press Release: “Ellomay Capital Announces the Filing of a Motion to Amend the Petition for Approval of a Derivative Action on behalf of Dorad Energy”, dated January 13, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: January 14, 2016